LIMITED LIABILITY COMPANY AGREEMENT
OF
MATT CORMAN COLLECTIVE LLC

This Limited Liability Company Agreement of Matt Corman Collective LLC (this "**Agreement**"), is entered into as of <u>October 27, 2020</u>, by and among Matt Corman Collective LLC, a Wyoming limited liability company (the "**Company**"), Matt Corman (the "**Manager**") and each of the Persons identified on **Exhibit A** and **Exhibit B** attached hereto.

AGREEMENT

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Manager and the Equity Owners hereby agree as follows:

ARTICLE 1
DEFINITIONS

Appendix 1 sets forth the definitions of certain terms relating to the maintenance of Capital Accounts and accounting rules. In addition, the following terms used in this Agreement shall have the following meanings:

"**Act**" means the Wyoming Limited Liability Company Act as amended from time to time.

"**Adjustment Year**" means any "adjustment year" of the Company as defined in Code Section 6225.

"**Affiliate**" means any Person directly or indirectly controlling, controlled by, or under common control with another Person and any Person that is a member of another Person's family.

"**Alternative Payment Procedures**" means the procedures described in Code Section 6226.

"**Amended Return Procedures**" means the procedures described in Code Section 6225(c).

"**Capital Contribution**" means any contribution to the capital of the Company whenever made.

"**Centralized Partnership Audit Regime**" means Code Sections 6221 through 6241, as originally enacted in P.L. 114-74, and as may be amended, and including any Regulations or other administrative guidance promulgated thereunder.

"**Change of Control**" means, as applicable (a) the closing of a sale, lease, exchange or other disposition of all or substantially all of the Company's assets, with or without goodwill, outside the ordinary course of the Company's business; or (b) the Company's merger into or consolidation with any other entity, or any other reorganization or transfer or issuance of the equity interests in the Company, in which the holders of the Company's outstanding equity interests immediately prior to such transaction receive or retain, in connection with such transaction on account of their equity interests, securities representing 50% or less of the voting power of the entity surviving such transaction, provided that a Change of Control shall not include a merger effected exclusively for the purpose of changing the domicile of the Company.

"**Class A Percentage Interest**" means, at any particular time, the percentage interest of each Class A Equity Owner and determined with respect to a particular Class A Equity Owner at any particular time by dividing the number of Class A Units held by such Class A Equity Owner by the aggregate number of outstanding Class A Units held by all Class A Equity Owners.

"**Class B Percentage Interest**" means, at any particular time, the percentage interest of each Class B Equity Owner and determined with respect to a particular Class B Equity Owner at any particular time by dividing the number of Class B Units held by such Class B Equity Owner by the aggregate number of outstanding Class B Units held by all Class B Equity Owners.

"**Class A Unit**" means the ownership interest in the Company acquired by a Class A Equity Owner representing the rights of such Class A Equity Owner set forth in this Agreement, as set forth on the books and records of the Company.

"**Class A Equity Owner**" means each Person, identified on **Exhibit A**, who has executed this Agreement and who has made a Capital Contribution in exchange for Class A Units until such time, if any, that such Person no longer holds any Class A Units.

"**Class B Unit**" means the non-voting ownership interest in the Company acquired by a Class B Equity Owner representing the rights of such Class B Equity Owner set forth in this Agreement, as set forth on the books and records of the Company.

"**Class B Equity Owner**" means each Person, identified on **Exhibit B**, who has executed this Agreement and who has made a Capital Contribution in exchange for Class B Units until such time, if any, that such Person no longer holds any Class B Units.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision or provisions of succeeding law.

"**Combined Effective Marginal Tax Rate**" means the single highest single combined rate (expressed as a percentage) of United States federal, state and local income taxation that would be applicable to any Equity Owner who is a natural person determined as of the last day of each Fiscal Year, without giving effect to the deductibility (or any limitation on the deductibility) of state and local taxes and other itemized deductions in computing United States federal taxable income and assuming that such Equity Owner is subject to the highest United States federal and highest state and local ordinary income tax rates on all income allocated by the Company.

"**Control**," "**controlled**" and "**controlling**" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote 50% or more of the voting securities of such other Person.

"**Covered Person**" means (a) an Equity Owner or the Manager, (b) any Affiliate of an Equity Owner or the Manager, (c) any officer of the Company and (d) directly or indirectly, the respective officers, directors, shareholders, partners, Manager, members, trustees, beneficiaries, employees, representatives or agents of an Equity Owner, officer or Manager, or an Affiliate of an Equity Owner, officer or Manager.

"**Equity Owner**" means a Class A Equity Owner or Class B Equity Owner.

"**Fiscal Year**" means the Company's taxable year, which shall be a calendar year except as otherwise required by law.

"**Gross Receipts**" means all sums (and the fair market value of any in-kind consideration) received by and belonging to the Company from any and all sources, including all Royalties.

"**Imputed Underpayment**" means the "imputed underpayment" within the meaning of the Centralized Partnership Audit Regime.

"**Master Recording**" means a Recording embodying a performance by an artist of one composition which consists of sound only and is used or useful in the recording, production, manufacture and/or exploitation of Records, including outtakes.

"**Member**" means a Class A Equity Owner.

"**Net Available Cash Flow**" means, with respect to any period, Gross Receipts reduced by the portion thereof used to pay or establish reasonable reserves for all Company Expenses (as defined below), debt payments and accrued interest (including principal and interest payments on loans or advances made to the Company) and contingencies, as determined by the Manager. "Net Available Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances. Any funds released from a reserve shall be considered a cash receipt for purposes of this definition.

"**Other Expenses**" means all expenses of whatsoever kind or nature, other than Production Expenses, incurred in or in connection with or by reason of the operation of the business of the Company, including, all costs in connection with the distribution, licensing, promotion, advertising and exploitation of the Subject Project / Property Rights (e.g., if and as applicable, all associated costs and fees for/of manufacturing, distribution, mechanical licensing, publicity, promotional trailers, premium items, design/mechanical production work, marketing presswork, posters, ad slicks, trade advertising, consumer advertising, artwork, fulfillment, co-op advertising, e-mail announcements, website production, screenings and creation and duplication of "on-air" spots of whatever length or nature for exhibition in any media, publishing, performing rights organizations (PROs), royalty collection services, and/or applicable artists' guilds, unions, organizations and collective bargaining agreements), including, without limitation, commissions paid to agents, deferments, distribution fees, sales agent commissions, monies paid or payable in connection with claims for plagiarism, libel, negligence, and other claims of a similar or dissimilar nature, and taxes of whatsoever kind or nature (other than income taxes of the individual Equity Owners).

"**Partnership Representative**" means the "partnership representative" within the meaning of the Centralized Partnership Audit Regime.

"**Percentage Interest**" means, at any particular time, the percentage interest of each Equity Owner and determined with respect to a particular Equity Owner at any particular time by dividing the number of Units held by such Equity Owner by the aggregate number of outstanding Units held by all Equity Owners.

"**Person**" means any individual, firm, corporation, partnership, limited liability company, trust, estate, association or other legal entity.

"**Production Expenses**" means the total expenses, charges and disbursements of whatever kind incurred by the Company in connection with the development, recording, and production (including pre-production, mixing, mastering, and/or editing, if and as applicable) of the Subject Project / Property Rights, including without limitation, Recording Costs, fees to producers or other third parties involved with the recording of the Subject Project / Property Rights, video production costs, including but not limited to costs of production, location, and travel, licensing fees, including but not limited to those for artwork and samples; any and all expenses customarily included in the term "Production Expenses" in the relevant industry.

"**Record**" shall mean any form of reproduction, distribution, transmission or communication of Recordings (whether or not in physical form) now or hereafter known (including reproductions of sound alone or together with visual images) which is manufactured, distributed, transmitted or communicated primarily for personal use, home use, institutional (e.g., library or school) use, jukebox use, or use in means of transportation, including any computer-assisted media (e.g., CD-ROM, DVD Audio, CD Extra, Enhanced CD) or use as a so-called "ring tone."

"**Recording**" shall be defined as every recording of sound, whether or not coupled with a visual image, by any method and on any substance or material, or in any other form or format, whether now of hereafter known, which is used or useful in the recording, production, manufacture, distribution and/or transmission of Records or for any other commercial exploitation.

"**Recording Costs**" means wages, fees, advances and payments of any nature to or in respect of all musicians, vocalists, conductors, arrangers, orchestrators, engineers, producers, copyists, etc.; payments to a trustee or fund based on wages to the extent required by any agreement between artist and any labor organization or trustee; union session scale payable to artist or musicians; all studio, tape, editing, mixing, re-mixing, mastering and engineering costs; artist development costs, authoring costs; all costs of travel, per diems, rehearsal halls, non-studio facilities and equipment, dubdown, rental and transportation of instruments; all costs occasioned by the cancellation of any scheduled recording session; all amounts paid in connection with the production, conversion, authoring, mastering and delivery of audiovisual materials prepared for or embodied on Subject Project / Property Rights; all expenses of clearing and licensing any samples embodied on Subject Project / Property Rights hereunder; and all other costs and expenses incurred in the production of Subject Project / Property Rights hereunder or otherwise made in connection with artist, which are then customarily recognized as recording costs in the recording industry.

"**Regulations**" mean the Income Tax Treasury Regulations promulgated under the Code as such Regulations may be amended and in effect from time to time (including corresponding provisions of succeeding Regulations).

"**Reviewed Year**" means any "reviewed year" of the Company as defined in Code Section 6225.

"**Reviewed Year Equity Owner**" means, with respect to any Reviewed Year, any Person who was an Equity Owner during such Reviewed Year, whether or not such Person is an Equity Owner during the applicable Adjustment Year.

"**Royalties**" shall mean any receipts derived from the exploitation of the Subject Project / Property Rights, including but not limited to income earned from mastering, mechanical, sync, and licensing.

"**Subject Project / Property Rights**" include Master Recordings, Videos, and any and all promotional materials related to the Master Recordings or Videos.

"**Subject Project Release Date**" shall mean the date that all Subject Projects are listed for public consumption on streaming service providers including but not limited to Spotify and Apple Music.

"**Target Balance**" means, with respect to any Equity Owner as of the close of the period for which allocations are made under **Article 6**, the amount the Equity Owner would receive (or be required to contribute) in a hypothetical liquidation of the Company as of the close of such period assuming (i) a sale of all Company assets at prices equal to their Gross Asset Values and (ii) the distribution of the net proceeds from such sale to the Equity Owners in accordance with the priorities set forth on **Schedule A**, after payment of all Company indebtedness and any other liabilities related to the Company assets (limited, in the case of nonrecourse liabilities, to the collateral securing or otherwise available to satisfy such liabilities).

"**Taxing Jurisdiction**" means any state, local, or foreign government that collects tax, interest, and penalties, however designated, on any Equity Owner's share of income or gain attributable to the Company.

"**Transfer**" means, when used as a noun, any voluntary or involuntary sale, assignment, gift, transfer, or other disposition and, when used as a verb, voluntarily or involuntarily to sell, assign, gift, dispose, pledge or otherwise transfer.

"**Unit**" means a Class A Unit or Class B Unit.

"**Video**" shall mean a Recording embodying an audiovisual work primarily featuring the audio soundtrack of one or more Master Recordings hereunder.

ARTICLE 2
GENERAL AND COMPANY PURPOSE

2.1   **General**.   The Equity Owners shall execute and acknowledge any and all certificates and instruments and do all filing, recording, and other acts as may be necessary or appropriate to comply with the requirements of the Act relating to the formation, operation, and maintenance of the Company in accordance with the terms of this Agreement.

2.2   **Name**.   The name of the Company is Matt Corman Collective LLC, and the business of the Company shall be carried on in this name with such variations and changes as the Manager deems necessary or appropriate to comply with requirements of the jurisdictions in which the Company's operations shall be conducted.

2.3   **Designated Office**.   The principal place of business of the Company shall be located at 34 N Franklin Ave Ste 687, Pinedale, WY 82941 or such other place or places as the Manager may determine from time to time.

2.4   **Registered Agent; Registered Office**.   The registered office for service of process on the Company in the State of Wyoming is 905 Broadway St Sheridan, Wyoming 82801 and the name of the registered agent at such address is Cloud Peak Law Group or such other office or agent as the Manager may determine from time to time.

2.5   **Term**.   The term of the Company shall not expire except in accordance with the provisions of **Article 12** or in accordance with the Act.

2.6   **Company Classification**.   The Equity Owners intend that the Company always be operated in a manner consistent with its treatment as a "partnership" for federal and state income tax purposes.   The Equity Owners also intend that the Company not be operated or treated as a "partnership" for any other purposes, including Section 303 of the Federal Bankruptcy Code. Neither the Manager nor the Equity Owners may take any action inconsistent with the express intent of the parties hereto.

2.7   **Purposes and Powers**.   The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be organized under the Act.   The Company shall have the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or for the carrying out of such purpose.

ARTICLE 3
CAPITAL CONTRIBUTIONS; UNITS

3.1   **Capital Contributions**.   Each Equity Owner has made the Capital Contribution set forth on the books and records of the Company.

3.2   **Use of Capital**.   All Capital Contributions shall be used solely for the purpose of the Company.

3.3   **Borrowing**.   The Company may, with the consent or approval of the Manager, borrow from banks, lending institutions, or other unrelated third parties, or from Affiliates of the Company or any Equity Owner or Manager, and may pledge Company properties or any income therefrom to secure or provide for the repayment of any such loans.

3.4   **Units**.   The Company is authorized to issue Units only with the approval of the Manager and only for the consideration as the Manager shall determine.   Notwithstanding anything to the contrary in this Agreement, solely for purposes of the allocation of Profits and Losses and any distributions, a new Equity Owner shall be deemed to be admitted as a new Equity Owner with respect to Units issued to such new Equity Owner pursuant to this **Section 3.4** effective as of the last day of that month in which such new Equity Owner has been issued such Units. The Units will not be certificated.

3.5 **Voting and Ownership**. Class A Equity Owners will be Members and shall have ownership of the company as set forth on **Exhibit A**, together with all of the rights that arise from such interests. The Members shall have the right to vote upon all matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Class A Percentage Interest. Class B Equity Owners shall have ownership of the company as set forth on **Exhibit B**, together with all of the rights that arise from such interests, which rights shall not include the voting rights given to Members.

3.6 **No Withdrawals of Capital Contributions**. No Equity Owner shall have the right to withdraw or to be repaid any of such Equity Owner's Capital Contributions, except as provided in this Agreement.

3.7 **Interest**. No Equity Owner shall be paid interest on nor shall interest be payable in respect of any Capital Contribution or on or in respect of such Equity Owner's Capital Account.

3.8 **Return of Capital**. Except as otherwise provided in this Agreement, no Equity Owner shall be entitled to the return of such Equity Owner's Capital Contributions to the Company.

3.9 **Third Party Rights**. Nothing contained in this Agreement is intended or will be deemed to benefit any creditor of the Company, nor will any creditor of the Company be entitled to require the Manager to solicit or demand Capital Contributions from any Equity Owner.

3.10 **Withdrawal by an Equity Owner**. No Equity Owner shall have the right to withdraw from the Company without the prior written consent of the Manager. From and after the effective date of such withdrawal, the withdrawing Equity Owner shall not be entitled to receive any distributions from the Company.

ARTICLE 4
MANAGEMENT

4.1 **Management by Manager; Authority of Manager**. All business and affairs of the Company shall be managed by the Manager. The Manager is hereby vested with full, exclusive, and complete discretion, power, and authority, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated. The Manager shall have full and complete authority, power and discretion to make any and all decisions affecting such business and affairs, and to do any and all things that the Manager shall deem to be necessary or appropriate to accomplish the business objectives of the Company.

4.2 **Responsibilities of the Manager and Equity Owners**. The sole duty of the Manager to the Company and the Equity Owners shall be to act in a manner the Manager believes in good faith to be in the best interests of the Company.

4.3 **No Guaranty of Return of Capital or Distribution of Cash**. The Company and the Manager do not in any way guarantee the return of the Equity Owners' Capital Contributions or the realization of a profit from their investment in the Company, and make no representations, warranties, promises or guarantees whatsoever with respect to Gross Receipts, Net Available Cash Flow or any distributions which may or may not be earned or made hereunder. There is no guarantee of the distribution of any particular amount of cash to Equity Owners at any particular time. EACH EQUITY OWNER HEREBY ACKNOWLEDGES AND AGREES THAT IT HAS NO EXPECTATION AND HAS RECEIVED NO ASSURANCES FROM THE COMPANY THAT IT WILL OBTAIN ANY ANTICIPATED AMOUNTS IN CONNECTION HEREWITH OR RECOUP ANY CAPITAL CONTRIBUTIONS MADE HEREUNDER.

4.4   **Appointment**. The Manager has been appointed by the Members and shall not be removed by the Members unless the Manager shall have been demonstrated to have committed fraud or have been grossly negligent in the management of the Company, in which case the Members who hold a majority of the outstanding Class A Units shall have the right to remove the Manager and appoint a replacement manager. The Manager may resign at any time by delivering written notice of such resignation to the Members. The acceptance of such resignation shall not be necessary to make it effective. If the Manager resigns, the Members who hold a majority of the outstanding Class A Units shall have the right to appoint a replacement manager.

4.5   **Expenses**. The Company shall bear all expenses related to the Company's existence and operations, including Production Expenses and Other Expenses (the "**Company Expenses**"). The Manager or Members shall be reimbursed by the Company for any Company Expenses paid by the Manager or Members and any funds advanced to the Company by the Manager or Members for the payment of Company Expenses.

ARTICLE 5
PAYMENTS, DISTRIBUTIONS

5.1   **Distributions of Net Available Cash Flow**. Except as provided in **Section 5.5** and **Article 12** in connection with the dissolution of the Company, Net Available Cash Flow shall be distributed to the Equity Owners at such times as determined by the Manager in accordance with the priorities set forth on **Schedule A.**

5.2   **Distributions in Liquidation**. Following the dissolution of the Company and the commencement of winding up and the liquidation of its assets, distributions to the Equity Owners shall be governed by **Section 12.2**.

5.3   **Amounts Withheld**. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Equity Owners from the Company shall be treated as amounts distributed to the relevant Equity Owner or Equity Owners for all purposes of this Agreement.

5.4   **State Law Limitation on Distributions**. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Equity Owner on account of such Equity Owner's Units if such distribution would violate the Act or other applicable law.

5.5   **Tax Distribution.**

(a) **Making a Tax Distribution**. The Company shall within 90 days following the end of each Fiscal Year (other than the Fiscal Year in which the Company is liquidated) make distributions to the Equity Owners in amounts intended to enable them to discharge their United States federal, state and local income tax liabilities arising from allocations of Profit, Losses, income, gain, expense, deduction and credit of the Company for such Fiscal Year (a "**Tax Distribution**").

(b) **Amount of Tax Distribution**. In determining the amount of any Tax Distribution, it shall be assumed that (i) the items of Profit, Loss, income, gain, deduction, loss, expense, and credit in respect of the Company were the only such items entering into the computation of tax liability of the Equity Owners for the Fiscal Year in respect of which the Tax Distribution was made and (ii) the Equity Owners were subject to income tax at the Combined Effective Marginal Tax Rate.

(c) **Limitations on Tax Distributions**. Notwithstanding anything to the contrary in this **Section 5.4** the amount to be distributed to an Equity Owner as a Tax Distribution in respect of any Fiscal Year shall be reduced dollar-for-dollar by any distributions made to such Equity Owner under **Section 5.1** during such Fiscal Year.

(d) **Effect of Tax Distributions**. Any Tax Distribution made pursuant to this **Section 5.5** shall be considered an advance against the next distribution or distributions payable to the applicable Equity Owner pursuant to **Section 5.1** and **Section 12.2** and shall reduce such distributions(s) on a dollar-for-dollar basis.

ARTICLE 6
ALLOCATION OF PROFITS AND LOSSES

6.1 **Profit and Loss Allocations**. After making any special allocations required under **Appendix 1**, Profits for each Fiscal Year (or other relevant period), Profits and Losses (and, if necessary, individual items of gross income, gain, loss or deduction) shall be allocated among the Equity Owners for such Fiscal Year (or other relevant period) in such a manner as to cause their Capital Account balances to equal, as nearly as possible, their Target Balances. For purposes of the preceding sentence, the Equity Owners' Capital Account balances shall be determined after crediting each Equity Owner's Capital Account with the amount, if any, that the Equity Owner is obligated to restore under this Agreement or deemed obligated to restore under Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentences of Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5).

6.2 **Tax Allocations**.

(a) Except as otherwise provided in **Section 6.2(b)**, for income tax purposes, all items of income, gain, loss, deduction and credit of the Company for any tax period shall be allocated among the Equity Owners in accordance with the allocation of Profits and Losses prescribed in this **Article 6** and **Appendix 1**.

(b) In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among Equity Owners so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value. In the event the Gross Asset Value of any Company asset is adjusted pursuant to **Section A1** of **Appendix 1**, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder; *provided, however,* that unless otherwise determined by the Manager, the Company shall not adopt the Traditional Method with Curative Allocations as defined under Regulations Section 1.704-3(c) or the Remedial Allocation Method as defined in Regulations Section 1.704-3(d) that would require any Equity Owner to report any item of income or gain for Code Section 704(c) purposes that differs in amount or timing from the Profit that the Company allocates to such Equity Owner under Code Section 704(b). Allocations pursuant to this **Section 6.2** are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Equity Owner's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of this Agreement.

(c)   The Equity Owners are aware of the income tax consequences of the allocations made by this **Article 6** and **Appendix 1** and hereby agree to be bound by the provisions of this **Article 6** and **Appendix 1** in reporting their distributive shares of the Company's taxable income and loss for income tax purposes.

6.3   **Transferor – Transferee Allocations**. Income, gain, loss, deduction or credit attributable to any Units which have been Transferred shall be allocated between the transferor and the transferee under any method allowed under Code Section 706 and the Regulations thereunder as determined by the Manager from time to time in a dated written statement maintained with the Company's books and records.

ARTICLE 7
LIABILITIES, RIGHTS AND OBLIGATIONS OF EQUITY OWNERS

7.1   **Limitation of Liability**. Each Equity Owner's liability for Company debts and obligations shall be limited as set forth in the Act and other applicable law. This **Section 7.1** shall not be deemed to limit in any way an Equity Owner's liabilities to the Company and to the other Equity Owners arising from a breach of this Agreement.

7.2   **Waiver of Action for Partition**. Each Equity Owner irrevocably waives during the term of the Company any right that such Equity Owner may have to maintain any action for partition with respect to Company property or other Company assets.

7.3   **Cooperation with Partnership Representative**. Each Equity Owner agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the Partnership Representative in connection with the conduct of any proceedings involving the Partnership Representative in its capacity as such.

7.4   **Acknowledgment of Liability for State and Local Taxes**. To the extent that the laws of any Taxing Jurisdiction require, each Equity Owner requested to do so by the Manager shall submit an agreement indicating that such Equity Owner shall make timely income tax payments to the Taxing Jurisdiction and that such Equity Owner accepts personal jurisdiction of the Taxing Jurisdiction regarding the collection of income taxes, interest, and penalties attributable to such Equity Owner's income. If an Equity Owner fails to provide such agreement upon request, the Company may withhold or pay over to such Taxing Jurisdiction the amount of tax, penalty, and interest determined under the laws of the Taxing Jurisdiction with respect to such income. Any such payments shall be treated as distributions for purposes of **Article 5**.

7.5 **Limitation on Bankruptcy Proceedings**. No Equity Owner shall file or cause to be filed any action in bankruptcy involving the Company or seek, consent to or acquiesce in the appointment of a trustee, receiver or liquidator for the assets Company.

7.6 **Voting Rights**. The Equity Owners shall have the right to vote only on those matters specifically reserved for their approval or consent set forth in this Agreement.

ARTICLE 8
LIABILITY, EXCULPATION AND INDEMNIFICATION

8.1 **Liability**. Except as otherwise provided by the Act or pursuant to any agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

8.2 **Exculpation**. The liability of each Covered Person to the Company and the Equity Owners shall be limited to the maximum extent permitted by applicable law.

8.3 **Indemnification**.

(a) The Company shall, to the fullest extent permitted by applicable law, indemnify, hold harmless and release each Covered Person from and against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings and actions, whether judicial, administrative, investigative or otherwise, of whatever nature, known or unknown, liquidated or unliquidated, that may accrue to or be incurred by any Covered Person, or in which any Covered Person may become involved, as a party or otherwise, or with which any Covered Person may be threatened, relating to or arising out of the business and affairs of, or activities undertaken in connection with, the Company, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties and counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any investigation, action, suit, arbitration or other proceeding, whether civil or criminal. Equity Owners shall not be required to directly indemnify any Covered Person.

(b) Expenses incurred by a Covered Person in defense or settlement of any Claim that may be subject to a right of indemnification hereunder shall be advanced by the Company prior to the final disposition thereof to the fullest extent permitted by applicable law.

(c) The right of any Covered Person to the indemnification provided herein shall be cumulative with, and in addition to, any and all rights to which such Covered Person may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Covered Person's heirs, personal representatives, successors and assigns.

ARTICLE 9
TAX MATTERS

9.1   **Tax Partnership**. The Equity Owners intend that the Company shall be operated in a manner consistent with its treatment as a partnership for federal and state income tax purposes. The Equity Owners shall not take any action inconsistent with this expressed intent. Neither the Manager nor the Partnership Representative shall take any action to cause the Company to elect to be taxed as a corporation pursuant to Regulations Section 301.7701-3(a) or any counterpart under state law. Each Equity Owner agrees not to make any election for the Company to be excluded from the application of the provisions of Subchapter K of the Code.

9.2   **Tax Returns**. The Manager shall cause the Company accountants to prepare and timely file all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Manager shall instruct Company accountants to prepare and deliver all necessary tax returns and information to each Equity Owner within a reasonable period following the end of each Fiscal Year. The Company shall provide a copy of the return as filed to the Equity Owners. The Manager may, where permitted by the rules of any Taxing Jurisdiction, file a composite, combined, or aggregate tax return reflecting Company income, and pay the tax, interest, and penalties of some or all Equity Owners on such income to the Taxing Jurisdiction. In such case the Company shall inform the Equity Owners of the amount of such tax, interest, and penalties so paid.

9.3   **Consistent Reporting**. Each Equity Owner shall report Company items on his, her or its tax returns in a manner consistent with the treatment of such items on the Company's tax returns, except as otherwise agreed to by the Manager. Any Equity Owner that fails to so report Company items shall be liable to the Company and the other Equity Owners for any expenses, including professional fees, taxes, interest, penalties or litigation costs, that may arise from such inconsistent reporting, such as an audit by a Taxing Jurisdiction.

9.4   **Section 754 Election**. The Manager may cause the Company to make the election provided under Code Section 754 and any corresponding provision of applicable state law.

9.5   **Centralized Partnership Audit Regime**.

(a)   **Partnership Representative**.   The Manager shall be the Partnership Representative. The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities (federal, state and local), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall use reasonable efforts to comply with its responsibilities as such under the Centralized Partnership Audit Regime and in doing so will incur no liability to any Equity Owner and shall be indemnified and held harmless by the Company for such efforts except for acts of gross negligence or willful misconduct.

(b)   **Opt-Out Election**. The Company shall elect out of subchapter C, chapter 63, of the Code, pursuant to Code Section 6221(b), for each taxable year for which the election is available.

(c)   **Adjustments**. For any taxable year for which the election described in **Section 9.5(a)** is unavailable or otherwise not made, in the case of an adjustment to any item of Company income, gain, loss, deduction or credit for such year or an Equity Owner's distributive share thereof, the Company may, in the Manager's sole discretion, i) elect the Alternative Payment Procedures, (ii) require the Reviewed Year Equity Owners to comply with the Amended Return Procedures, or (iii) take any other steps as may be reasonably determined by the Manager in consultation with the Company's tax advisors. In any case, each Reviewed Year Equity Owner shall indemnify the Company from and against any and all loss attributable to the Reviewed Year Equity Owner's allocable share of any Imputed Underpayment, as determined by the Manager in its reasonable discretion, including any interest, penalty, other additions to tax, and all other costs and expenses (including reasonable attorney's fees) of any kind or nature that may be sustained or suffered by the Company in connection therewith. The Company shall be entitled to recover such loss by any lawful means, including by offsetting the loss against amounts otherwise distributable to the Reviewed Year Equity Owner or the Reviewed Year Equity Owner's transferees or assignees.

(d)   **Survival**. The provisions of **Section 9.3** and this **Section 9.5** shall survive the termination of the Company and the termination of any Equity Owner's interest herein and remain binding on each Equity Owner until the final and nonappealable resolution of all matters regarding the taxation of the Company and the Equity Owners with respect to the Company.

(e)   **Amendments**. Without limiting the foregoing and notwithstanding **Section 13.3**, the Manager may cause the provisions of this **Section 9.5** to be amended as necessary or desirable in the event of any amendments to the Centralized Partnership Audit Regime or in the interpretation or application thereof by Regulations, notices, revenue procedures, revenue rulings, or other administrative guidance.

ARTICLE 10
ADMISSIONS

Persons may be admitted as Equity Owners as a result of the issuance of Units by the Company only with the approval of the Manager. No Person shall be admitted as an Equity Owner as a result of a Transfer of Units except as provided in **Article 11**.

ARTICLE 11
TRANSFERABILITY

11.1   **General**. No Equity Owner shall be authorized to Transfer all or a portion of such Equity Owner's Units unless the Transfer constitutes a Permitted Transfer.

11.2   **Permitted Transfers**. The Transfer of an Equity Owner's Units shall constitute a "**Permitted Transfer**" and the Person to whom to Units are Transferred shall be admitted as an Equity Owner only (a) if the Transfer is approved by the Manager and (b) the Transfer complies with each of the conditions in **Section 11.3**.

11.3   **Conditions to Permitted Transfer**. A Transfer shall not be treated as a Permitted Transfer, and the Person to whom the Units are Transferred shall not be admitted as an Equity Owner, unless all of the following conditions are satisfied:

(a)   the Transfer does not cause the Company to "terminate" for federal income tax purposes, absent approval of the Manager;

(b)   the Transfer does not cause the Company to become a "publicly traded partnership" within the meaning of Code Section 7704(b);

(c)   the Units are registered under the Securities Act, and any applicable state securities laws; or, alternatively if requested by the Manager, the Transferring Equity Owner provides an opinion of counsel, acceptable to the Company and its counsel, that such Transfer is exempt from all applicable registration requirements or that such Transfer will not violate any applicable securities laws; and

(d)   the transferor and the transferee agree to execute such documents and instruments necessary or appropriate in the Manager' discretion to confirm such Transfer, including, without limitation, the transferee's and his or her spouse's execution of a counterpart to this Agreement pursuant to which the transferee agrees to be bound by the terms of this Agreement and his or her spouse consents to the same.

11.4   **Prohibited Transfers**. Any purported Transfer of Units that is not a Permitted Transfer shall be null and void and of no force and effect whatsoever. In the case of an attempted Transfer that is not a Permitted Transfer, the Persons engaging in or attempting to engage in such Transfer shall be liable to and shall indemnify and hold harmless the Company from all loss, cost, liability and damages that the Company and/or any Equity Owner incurs as a result of such attempted Transfer.

11.5   **Drag Along Rights**.

(a)   **Notice**. Notwithstanding anything to the contrary in this Agreement, if, at any time the Members holding a majority of the then outstanding Class A Units elect (the Members making such election, the "**Electing Members**") to cause all of the Equity Owners to Transfer all of the outstanding Units to a third party and/or approve a Change of Control (such transaction, the "**Drag-Along Sale**"), the Electing Members shall deliver to each of the other Equity Owners (the "**Drag-Along Parties**") written notice setting forth the purchase price and the other material terms of the Drag-Along Sale (as defined below) (the "**Drag-Along Notice**").

(b)   **Sale and/or Approval**. Each Drag-Along Party hereby agrees, to the extent required by the Electing Members, (i) to sell to such third party, upon the demand of the Electing Members, all of the Units held by such Drag-Along Party on the same terms and conditions as set forth in the Drag-Along Notice and/or to vote in favor of the Drag-Along Sale; (ii) to vote in favor of the Drag-Along Sale (to the extent such Drag-Along Party has any voting rights); and (iii) not to assert any "dissenters," "appraisal" or similar statutory or legal right or otherwise challenge the Drag-Along Sale (to the extent such Drag-Along Party has any such rights) so long as (a) the net proceeds from such sale distributed to the Equity Owners is at least the greater of: (i) Recoupment (as defined on **Schedule A**) plus the ongoing distribution obligations as set forth on **Schedule A**, and (ii) two times Recoupment; (b) the only representations, warranties and covenants which such Drag-Along Party shall be required to make in connection with any Transfer are representations and warranties with respect to such Drag-Along Party's own ownership of the Units to be sold by such Drag-Along Party and such Drag-Along Party's ability to convey title thereto free and clear of liens, encumbrances or adverse claims, such Drag-Along Party's due organization (if applicable), due authorization, execution and delivery of definitive purchase, merger or similar agreements (if applicable), the enforceability of such agreements against such Drag-Along Party and no conflict of such Drag-Along Party with such agreements; and (c) the liability of such Drag-Along Party with respect to any representation and warranty made with respect to the Company in connection with the Drag-Along Sale is the several liability of such Drag-Along Party (and not joint with any other person).

(c)   **Terms of Sale**. Each Drag-Along Party hereby expressly agrees to be bound by and subject to, any escrow or other holdback arrangement (pro rata based on the consideration received) provided for in the agreements relating to the Drag-Along Sale. In the case of any Drag-Along Sale, the Drag-Along Parties shall be entitled to receive the same consideration per Unit as the Electing Members (subject to equitable adjustment to take into account any differences, if any, in rights associated with the Units being sold, as determined in good faith by the Electing Members).

(d)   **Documentation**. Each Drag-Along Party agrees to execute and deliver all documentation and take such other action in support of the Drag-Along Sale as shall reasonably be requested by the Electing Members in order to carry out the Drag-Along Sale, including without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing and any similar or related documents.

(e)   **Alternative Consideration**. If the consideration to be paid in exchange for the Units pursuant to this **Section 11.5** includes any securities and due receipt thereof by any Equity Owner would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Equity Owner of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, then such Equity Owner agrees to receive, in lieu of any such securities, if elected by the Electing Members, against surrender of the Units which would have otherwise been sold by such Equity Owner, an amount in cash equal to the fair market value (as determined in good faith by the Manager) of the securities which such Equity Owner would otherwise receive as of the date of the issuance of such securities in exchange for the Units.

11.6   **Distributions in Respect of Transferred Units**. If any Units are Transferred in compliance with this **Article 11**, all distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee.

11.7   **Purchase of Company.** The Company may be purchased by a record label or other financially responsible company within the entertainment industry and all rights in this Agreement may be assigned to said company if all of the following conditions are met:

1. The purchase price of Company shall be the greater of:
   a. The initial investment amount plus the ongoing distribution obligations as stated in Section I of Schedule A and the Purchasing Agreement, or
   b. A multiple of two times the Company's Capital Contributions.
2. Company shall remain secondarily liable for all obligations herein, including but not limited to distribution obligations as stated in Section I of Schedule A.

ARTICLE 12
DISSOLUTION AND TERMINATION

12.1 **Dissolution**. The Company shall terminate and be dissolved upon the first to occur of any of the following events:

(a)   the approval of the Manager; or

(b)   as required by the Act and not otherwise provided under this Agreement.

12.2 **Liquidation, Winding Up and Distribution of Assets**. The Manager shall, upon the Company's dissolution, proceed to liquidate Company assets and properties, discharge Company obligations, and wind up the Company's business and affairs as promptly as is consistent with obtaining the fair value thereof. The proceeds from liquidating Company assets, to the extent available, shall be applied and distributed as follows:

(a)   first, to the payment and discharge of all Company debts and liabilities or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities, in the order of priority as provided by law;

(b)   second, to payment of the expenses and cost of winding up; and

(c)   thereafter, to the Equity Owners in accordance with the priorities set forth on **Schedule A** (for the avoidance of doubt, taking into account any prior distributions made to the Equity Owners under Section 5.1). Distributions required by this **Section 12.2(c)** may be distributed to a trust established for the benefit of the Equity Owners for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Manager arising out of or in connection with the Company. In such case, the assets of such trust shall be distributed to the Equity Owners from time to time, in the discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Equity Owners pursuant to this Agreement.

12.3 **Change of Control**. If in connection with a Change of Control there is a payment of consideration to the Equity Owners with respect to their Units, the aggregate consideration to be received by all Equity Owners receiving consideration in connection with such Change of Control shall be allocated among the Equity Owners in the same manner as if the Company had instead sold all or substantially all of its assets in connection with a Change of Control for an amount of cash equal to the aggregate consideration to be received by the Equity Owners with respect to their Units and immediately thereafter distributed such cash in accordance with the priorities set forth on **Schedule A**.

12.4 **Deficit Capital Accounts**. No Equity Owner shall have any obligation to contribute or advance any funds or other property to the Company by reason of any negative or deficit balance in such Equity Owner's Capital Account during or upon completion of winding up or at any other time except to the extent that a deficit balance is directly attributable to a distribution of cash or other property in violation of this Agreement.

12.5 **Return of Contribution Non-Recourse to Other Equity Owners**. Except as provided by law, upon dissolution, each Equity Owner shall look solely to the Company assets for the return of the Equity Owner's Capital Contributions. If any Company property remaining after payment or discharge of Company debts and liabilities is insufficient to return the cash or other property contribution of one or more Equity Owners, such Equity Owners shall have no recourse against the Manager or any other Equity Owner.

12.6 **In Kind Distributions**. An Equity Owner shall have no right to demand and receive any distribution from the Company in any form other than cash. However, an Equity Owner may be compelled to accept a distribution of an asset in kind if the Company is unable to dispose of all of its assets for cash.

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1 **Notices**. Except as otherwise provided herein, any notice, demand, or communication required or permitted to be given to the Company or an Equity Owner by any provision of this Agreement or any contribution, purchase or similar agreement to which the Company and any Equity Owner are a party (collectively, the "**Transaction Documents**") shall be deemed to have been sufficiently given or served for all purposes if (a) delivered personally to the Company or the Equity Owner, as applicable, (b) sent by e-mail to the Company or the Equity Owner, as applicable, to the applicable e-mail address set forth on the signature page hereto or (c) sent by registered or certified mail, postage prepaid, addressed to the Company or the Equity Owner at the applicable address set forth on the signature page attached hereto. Except as otherwise provided herein, any such notice shall be deemed to be given on the date on which the same was personally delivered, on the date on which it was transmitted by e-mail if confirmation thereof is obtained or, if sent by registered or certified mail, on the 3rd day after such notice was deposited in the United States mail addressed as aforesaid.

13.2 **Governing Law**. This Agreement and the other Transaction Documents and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Wyoming, without regard to its choice of law provisions.

13.3 **Entire Agreement; Amendments**. This Agreement constitutes the entire agreement among the Company, the Manager and the Equity Owners concerning the matters set forth herein and amends, supersedes, and replaces all other Company operating or limited liability company agreements, if any. This Agreement may not be amended and no provision of this Agreement may be waived except with the written approval of the Manager and the Members holding a majority of the then outstanding Class A Units (except that any such amendment or waiver (i) of **Section 11.5(b)**, or (ii) adversely affecting the Class B Equity Owners; shall also require the written approval of the Class B Equity Owners holding a majority of the then outstanding Class B Units). Notwithstanding the foregoing, the Manager shall be authorized to make any amendments to this Agreement that counsel to the Company opines are necessary to maintain the Company's status as a limited liability company for federal and state income tax purposes. If any conflict exists between the provisions of this Agreement and the provisions of any oral or prior agreement among the Equity Owners, the Manager and the Company or any of them, the provisions of this Agreement shall prevail.

13.4 **Additional Documents and Acts**. Each Equity Owner agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

13.5 **Headings**. The headings in this Agreement and the other Transaction Documents are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

13.6 **Severability**. If any provision of this Agreement or any of the other Transaction Documents is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable and the remaining provisions of this Agreement and the other Transaction Documents will remain in full force and effect.

13.7 **Heirs, Successors, and Assigns**. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by the applicable Transaction Document and by applicable law, the parties' respective heirs, legal representatives, successors, and assigns.

13.8 **Creditors and Other Third Parties**. None of the provisions of this Agreement or any of the other Transaction Documents shall be for the benefit of, or enforceable, by any Company creditors or any other third parties, except that the Covered Persons shall have the rights expressly granted to the Covered Persons in this Agreement.

13.9 **Section, Other References**. Except to the extent provided to the contrary, references to the terms "Section," "Schedule," "Exhibit," or "Appendix" mean to the corresponding Sections, Schedules, Exhibits, or Appendices attached to or referred to in this Agreement. Each Appendix, Exhibit and Schedule referred to in this Agreement is hereby incorporated by reference in this Agreement as if such Appendix, Exhibit or Schedule were set out in full in the text of this Agreement.

13.10 **Counterparts**. This Agreement may be executed in one or more counterparts each of which shall for all purposes be deemed an original, and all of such counterparts, taken together, shall constitute one and the same Agreement.

13.11 **Dispute Resolution**. Except for the right of any to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm, any and all claims, disputes or controversies arising under, out of, or in connection with the Transaction Documents, which the parties are unable to resolve within 60 days shall be mediated in good faith. The party raising such dispute shall promptly advise the other party of such dispute. By not later than 15 days after the date of such notice of dispute, the parties select a mediator in the area convenient to the principal place of business of the Company and schedule a date with such mediator for a hearing. The parties shall enter into good faith mediation and shall share the costs equally. If the parties are not able to resolve the dispute within 20 days after such mediation hearing, then any and all claims, disputes or controversies arising under, out of, or in connection with this Agreement shall be resolved through arbitration under the Rules of Arbitration of the American Arbitration Association ("**AAA**") then in effect and as modified hereby. The arbitration will be conducted before a panel of three arbitrators, with each party appointing one arbitrator and the third arbitrator selected by the two arbitrators so appointed; *provided, however,* that if one party selects an arbitrator and the other party fails to select the second arbitrator within 10 days after the receipt of notice of the selection of the first arbitrator, the decision of the first arbitrator alone shall be final and binding upon the parties. If the two arbitrators appointed by the parties fail to select the third arbitrator within 30 days after the date on which the last of such two arbitrators are appointed, then the third arbitrator will be selected by AAA. The arbitration will be conducted in the area convenient to the principal place of business of the Company. The arbitrators will issue a written opinion stating the findings of fact and the conclusions of law upon which the decision is based. The decision of the arbitrators will be final and binding, absent manifest error in the findings of fact or the conclusions of law. Judgment on such award may be entered in any court of appropriate jurisdiction, or application may be made to that court for a judicial acceptance of the award and an order of enforcement, as the Party seeking to enforce that award may elect. The non-prevailing party, as determined by the arbitration panel, shall pay the prevailing party's arbitration and costs, and any reasonable attorneys' fees associated with the resolution of the dispute.

(Remainder of Page Intentionally Left Blank)

By execution below, each of the undersigned agrees to the terms and provisions of this Limited Liability Company Agreement.

COMPANY:

Matt Corman Collective LLC

By: *Matt Corman*

Print Name: Matt Corman

Print Title: Founder, CEO

Address: 34 N Franklin Ave Ste 687, Pinedale, Wyoming 82941

E-mail: mgmt@mattcorman.com

MANAGER:

Matt Corman

Signature: *Matt Corman*

Address: 34 N Franklin Ave Ste 687, Pinedale, Wyoming 82941

E-mail: mgmt@mattcorman.com

By execution below, each of the undersigned agrees to the terms and provisions of this Limited Liability Company Agreement.

EQUITY OWNER:

[   ]

Signature: _____

Address: _____

E-mail: _____

EXHIBIT A

CLASS A UNITS

Equity Owner Name	Class A Units	Class A Unit Percentage Interest
Matt Corman	10,000	100%
Total		

EXHIBIT B

CLASS B UNITS

Equity Owner Name	Class B Units	Class B Unit Percentage Interest
Total		

SCHEDULE A
DISTRIBUTION

Distributions shall be made in accordance with the following priorities:

1.   First, to the Equity Owners pro rata in accordance with their respective Capital Contributions until each Equity Owner receives aggregate distributions in an amount equal to 100% of its Capital Contributions ("**Recoupment**"); and

2.   Following Recoupment, 50% to the Class B Equity Owners pro rata in accordance with their Class B Percentage Interests and 50% to the Class A Equity Owners in accordance with their Class A Percentage Interests.

SPECIAL TAX AND ACCOUNTING PROVISION

A1   **Accounting Definitions**. The following terms, which are used predominantly in this **Appendix 1**, shall have the meanings set forth below for all purposes under this Agreement.

       (a)   "**Adjusted Capital Account Balance**" means, with respect to any Equity Owner, the balance of such Equity Owner's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

       (i)   credit to such Capital Account any amounts which such Equity Owner is obligated to restore pursuant to this Agreement or as determined pursuant to Regulations Section 1.704-1(b)(2)(ii)(*c*), or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

       (ii)   debit to such Capital Account the items described in clauses (4), (5) and (6) of Regulations Section 1.704-1(b)(2)(ii)(d).

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

       (b)   "**Capital Account**" means, with respect to any Equity Owner, the Capital Account maintained for such Person in accordance with the following provisions:

       (i)   To each such Person's Capital Account, there shall be credited the amount of money and the initial Gross Asset Value of such Person's Capital Contributions as determined by the Manager, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to **Sections A2** and **A3**, and the amount of any Company liabilities assumed by such Person.

       (ii)   To each such Person's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company assets distributed to such Person pursuant to any provision of this Agreement as determined by the Manager, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to **Sections A2** and **A3**, and the amount of any liabilities of such Person assumed by the Company.

       (iii)   In the event any Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Units.

       (iv)   Section 752(c) of the Code shall be applied in determining the amount of any liabilities taken into account for purposes of this definition of "Capital Account."

(v)   The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. The Manager may modify the manner of computing the Capital Accounts or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Equity Owner) in order to comply with such Regulations, provided that any such modification is not likely to have a material effect on the amounts distributable to any Equity Owner pursuant to **Section 12.2** upon the dissolution of the Company. Without limiting the generality of the preceding sentence, the Manager shall make any adjustments that are necessary or appropriate to maintain equality between the aggregate sum of the Capital Accounts and the amount of capital reflected on the balance sheet of the Company, as determined for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g). The Manager shall also make any appropriate modifications if unanticipated events (for example, the availability of investment tax credits) might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(c)   "**Company Minimum Gain**" has the same meaning as the term "partnership minimum gain" under Regulations Section 1.704-2(d).

(d)   "**Depreciation**" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; *provided, however,* that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Fiscal Year, Depreciation shall be determined with reference to the asset's Gross Asset Value at the beginning of such year using any reasonable method selected by the Manager.

(e)   "**Gross Asset Value**" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   the initial Gross Asset Value for any asset (other than money) contributed by an Equity Owner to the Company shall be its gross fair market value as determined by the Manager and the contributing Equity Owner;

(ii)   the Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager as of the following times: (1) the acquisition of additional Units in the Company by any new or existing Equity Owner in exchange for more than a de minimis Capital Contribution; (2) the distribution by the Company to an Equity Owner of more than a de minimis amount of cash or property as consideration for Units in the Company, if (in any such event) such adjustment is necessary or appropriate, in the reasonable judgment of the Manager, to reflect the relative economic interests of the Equity Owners in the Company; (3) the liquidation of the Company for federal income tax purposes pursuant to Regulations Section 1.704-1(b)(2)(ii)(g); or (4) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Equity Owner acting in an Equity Owner capacity, or by a new Equity Owner acting in an Equity Owner capacity or in anticipation of being an Equity Owner;

   (iii) the Gross Asset Value of any Company asset distributed to any Equity Owner shall be adjusted to equal its gross fair market value on the date of distribution;

   (iv) the Gross Asset Value of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and **Section A2(h)**; *provided, however,* that Gross Asset Values shall not be adjusted pursuant to this subsection (iv) to the extent that an adjustment pursuant to subsection (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv); and

   (v) if the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (i), (ii) or (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

   (f) **"Equity Owner Nonrecourse Debt"** has the same meaning as the term "partner nonrecourse debt" under Regulations Section 1.704-2(b)(4).

   (g) **"Equity Owner Nonrecourse Debt Minimum Gain"** has the same meaning as the term "partner nonrecourse debt minimum gain" under Regulations Section 1.704-2(i)(2) and shall be determined in accordance with Regulations Section 1.704-2(i)(3).

   (h) **"Equity Owner Nonrecourse Deductions"** has the same meaning as the term "partner nonrecourse deductions" under Regulations Section 1.704-2(i)(1). The amount of Equity Owner Nonrecourse Deductions with respect to an Equity Owner Nonrecourse Debt for each Fiscal Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Equity Owner Nonrecourse Debt Minimum Gain attributable to such Equity Owner Nonrecourse Debt during such Fiscal Year over the aggregate amount of any distributions during such Fiscal Year to the Equity Owner that bears the economic risk of loss for such Equity Owner Nonrecourse Debt to the extent that such distributions are from the proceeds of such Equity Owner Nonrecourse Debt which are allocable to an increase in Equity Owner Nonrecourse Debt Minimum Gain attributable to such Equity Owner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(2) of the Regulations.

(i)   "**Nonrecourse Debt**" or "**Nonrecourse Liability**" has the same meaning as the term "nonrecourse liability" under Regulations Section 1.704-2(b)(3).

(j)   "**Nonrecourse Deductions**" has the meaning set forth in Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Company Fiscal Year equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Fiscal Year over the aggregate amount of any distributions during that Fiscal Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined according to the provisions of Regulations Section 1.704-2(c).

(k)   "**Profits**" or "**Losses**" means, for each Fiscal Year or other period, the taxable income or taxable loss of the Company as determined under Code Section 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(i)   all items of gain or loss resulting from the sale of any Company assets shall be determined upon the basis of the Gross Asset Value of such property rather than the adjusted tax basis thereof;

(ii)   any income of the Company that is exempt from federal income tax shall be added to such taxable income or loss;

(iii)   any expenditures of the Company that are described in Code Section 705(a)(2)(B), or treated as such pursuant to Regulations Section 1.704-1(b)(2)(iv)(**i**), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(iv)   if the Gross Asset Value of any Company asset is adjusted pursuant to subsection (ii) or (iii) of the definition of "Gross Asset Value" set forth in this Appendix 1, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to **Section A2**;

(v)   in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation, computed in accordance with the definition of such term in this **Appendix 1**, and

(vi)   notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to **Section A2** or **A3** shall not be taken into account in computing Profits or Losses.

A2   **Special Allocations**. The allocation of Profits and Losses for each Fiscal Year shall be subject to the following special allocations in the order set forth below:

        (a)   **Loss Limitation.** Losses allocated to any Equity Owner's Capital Account in accordance with this Agreement shall not exceed the maximum amount of Losses that can be so allocated without creating an Adjusted Capital Account Balance deficit with respect to such Capital Account. This limitation shall be applied individually with respect to each Equity Owner to permit the allocation pursuant to this Section 1.1(a) of the maximum amount of Losses permissible under Regulations Section 1.704-1(b)(2)(ii)(d). All Losses exceeding the limitations set forth in this Section 1.1(a) shall be allocated solely to those Equity Owners that bear the economic risk for such additional Losses within the meaning of Code Section 704(b) and the Regulations thereunder. If it is necessary to allocate Losses under the preceding sentence, the Manager shall determine those Equity Owners that bear the economic risk for such additional Losses.

        (b)   **Company Minimum Gain Chargeback**. If there is a net decrease in Company Minimum Gain for any Fiscal Year, each Equity Owner shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Equity Owner's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Regulations Section 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Equity Owners in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). Any special allocation of items of Company income and gain pursuant to this **Section A2(a)** shall be made before any other allocation of items under this **Appendix 1**. This **Section A2(a)** is intended to comply with the "minimum gain chargeback" requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

        (c)   **Equity Owner Nonrecourse Debt Minimum Gain Chargeback**. If there is a net decrease during a Fiscal Year in the Equity Owner Nonrecourse Debt Minimum Gain attributable to an Equity Owner Nonrecourse Debt, then each Equity Owner with a share of the Equity Owner Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) an amount equal to such Equity Owner's share of the net decrease in the Equity Owner Nonrecourse Debt Minimum Gain attributable to such Equity Owner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Equity Owners in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this **Section A2(c)** for a Fiscal Year shall be made before any other allocation of Company items under this **Appendix 1**, except only for special allocations required under **Section A2(a)**. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This **Section A2(c)** is intended to comply with the provisions of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(d)   **Qualified Income Offset**. If any Equity Owner receives any adjustments, allocations, or distributions described in clauses (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(*d*), items of income and gain shall be specially allocated to each such Equity Owner in an amount and manner sufficient to eliminate as quickly as possible, to the extent required by such Regulation, any deficit in such Equity Owner's Adjusted Capital Account Balance, such balance to be determined after all other allocations provided for under this **Appendix 1** have been tentatively made as if this **Section A2(d)** were not in this Agreement.

(e)   **Gross Income Allocation**. In the event any Equity Owner has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount (if any) such Equity Owner is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Equity Owner is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Equity Owner shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A2(d) shall be made only if and to the extent that such Equity Owner would have a deficit Capital Account in excess of such sum after all other allocations provided for in this **Appendix 1** have been made as if **Section A2(d)** and this **Section A2(e)** were not in this Agreement.

(f)   **Nonrecourse Deductions**. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Equity Owners in accordance with their Units.

(g)   **Equity Owner Nonrecourse Deductions**. Equity Owner Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated, in accordance with Regulations Section 1.704-2(i)(1), to the Equity Owner or Equity Owners who bear the economic risk of loss for the Equity Owner Nonrecourse Debt to which such deductions are attributable.

(h)   **Code Section 754 Adjustments**. To the extent an adjustment to the adjusted tax basis of any Company asset under Code Sections 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Equity Owners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(i)   **Syndication Expenses**. Any syndication expenses which must be deducted from each Equity Owner's Capital Account in accordance with Regulations Section 1.704-1(b)(2)(iv)(i)(2) in the year paid shall be allocated pro rata to the Equity Owners based on their Percentage Interest. If Equity Owners are admitted to the Company on different dates, all syndication expenses shall be divided among the Equity Owners from time to time so that, to the extent possible, the cumulative syndication expenses allocated pursuant to this **Section A2(i)** with respect to each Unit is the same amount. In the event the Manager shall determine that such result is not likely to be achieved through future allocations of syndication expenses, the Manager may allocate a portion of Profits or Losses so as to achieve the same effect on the Capital Accounts of the Equity Owners, notwithstanding any other provision of this Agreement.

A3 **Curative Allocations**. The allocations set forth in subsections (a) through (i) of **Section A2** ("**Regulatory Allocations**") are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this **Appendix 1** (other than the Regulatory Allocations and the next two (2) following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Equity Owners so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Equity Owner shall be equal to the net amount that would have been allocated to each such Equity Owner if the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Equity Owner Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this **Section A3** only if (and to the extent) that: (a) the Manager reasonably determine that such Regulatory Allocations are not likely to be offset by subsequent allocations under **Section A2(a)** or **Section A2(c)**, and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Equity Owner Nonrecourse Debt Minimum Gain attributable to an Equity Owner Nonrecourse Debt (in the case of allocations to offset prior Equity Owner Nonrecourse Deductions). The Manager shall apply the provisions of this **Section A3**, and shall divide the allocations hereunder among the Equity Owners, in such manner as will minimize the economic distortions upon the distributions to the Equity Owners that might otherwise result from the Regulatory Allocations.

A4 **General Allocation Rules**. For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method permissible under Code Section 706 and the Regulations thereunder. For purposes of determining the Equity Owners' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), their respective interests in Equity Owner profits shall be in the same proportions as their Percentage Interests.

A5 **Recharacterization of Fees or Distributions**. In the event that a guaranteed payment to an Equity Owner is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a distribution for federal income tax purposes, and if such recharacterization has the effect of disallowing a deduction or reducing the adjusted basis of any asset of the Company, then an amount of Company gross income equal to such disallowance or reduction shall be allocated to the recipient of such payment. In the event that a distribution to an Equity Owner is ultimately recharacterized (as the result of an audit of the Company's return or otherwise) as a guaranteed payment for federal income tax purposes, and if any such recharacterization gives rise to a deduction, such deduction shall be allocated to the recipient of the distribution.

A6 **Recapture of Deductions and Credits**. If any "recapture" of deductions or credits previously claimed by the Company is required under the Code upon the sale or other taxable disposition of any Company assets, those recaptured deductions or credits shall, to the extent possible, be allocated to the Equity Owners, pro rata in the same manner that the deductions and credits giving rise to the recapture items were allocated using the "first-in, first-out" method of accounting; *provided, however,* that this **Section A6** shall only affect the characterization of income allocated among the Equity Owners for tax purposes.

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